Exhibit 99.1

Press Release

Eltek Announces Receipt of a Grant from the Israel Investment Authority and Approval for
Participation in a Special R&D Program Funded by the Israel Innovation Authority

PETACH-TIKVA, Israel, March 8, 2021 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, today provided an update regarding its award of a grant from the Israeli Investment Authority that will fund 15% of Eltek’s expected $1.5 million investment in Advanced Manufacturing Equipment fit to Industry 4.0 standards, which focuses on interconnectivity, automation, machine learning, and real-time data.

The grant also provides for potential future grants covering additional 5% of these capital investments, as soon as Eltek demonstrates improvements in certain of its operational indicators. Major portions of Eltek’s investment programs are expected to be completed and become operational by mid-2021.

Eli Yaffe Eltek's CEO commented: “The investment will strengthen Eltek’s manufacturing capabilities and increase our competitiveness by implementing improved production processes and adoption of Industry 4.0 technologies."

In addition, Eltek received final approval from the Israel Innovation Authority (“IIA”) for a 50%, royalty bearing participation in an approximately $250,000 one-year development program, which is set to start in March 2021.  The total R&D program may be extended for a second year, subject to IIA approval. This R&D program is meant to enable Eltek to achieve a significantly faster production rate in certain stages of its manufacturing process, which will also drastically reduce scrap.  There can be no assurance that the R&D program will succeed in achieving its goals or that all pre-defined benefits will be attained. The development program and process is designed to ensure air cleanness in order to meet ISO-14644-1 Standard class ISO 5 for cleanroom measurement.

We believe that if successfully completed, this R&D program will yield significant growth in manufacturing capacity with relatively minor investment in equipment, enhancing Eltek’s ability to offer highly reliable printed circuit boards in a shorter production time and at reduced prices.

These two programs are in addition to ongoing development projects that Eltek had held with a governmental authority, announced in July 2017 and January 2020.

Eli Yaffe Eltek's CEO added: ”The two prior programs that were approved in 2017 and 2020 together with the newly approved programs are part of a technology road map that Eltek launched as part of its strategic plan to become an innovative industry leader for low quantity production of high performance printed circuit boards”

About Eltek
Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiaries in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statement:
Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact:
Alon Mualem
Chief Financial Officer
alonm@nisteceltek.com
+972-3-9395023